UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Safety Components International, Inc.

(Name of Subject Company)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

786474205

(CUSIP Number of Class of Securities)

Brian P. Menezes

Safety Components International, Inc.
Corporate Center
41 Stevens Street
Greenville, South Carolina 29605
(864) 240-2600
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on
Behalf of Person Filing Statement)

With a copy to:

Gary C. Ivey

Alston & Bird LLP
Bank of America Plaza
101 South Tryon Street, Suite 4000
Charlotte, NC 28280-4000
(704) 444-1090

SAFETY COMPONENTS INTERNATIONAL, INC.

Corporate Center
41 Stevens Street
Greenville, South Carolina 29605

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

      This Information Statement is being mailed on or about January 15, 2004 to holders of record as of January 12, 2004 of shares of common stock, par value $0.01 per share (the “Common Stock”) of Safety Components International, Inc., a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with the appointment of persons (the “Zapata Nominees”) designated by the Company’s majority stockholder, Zapata Corporation, a Nevada corporation (“Zapata”), to the Board of Directors of the Company in connection with a proposed transaction pursuant to which Zapata intends to acquire the shares of Common Stock not currently held by it. These appointments, which are contemplated to result in a change in the majority of the members of the Board of Directors of the Company, are to be effected in two steps. First, no sooner than 10 days after this Information Statement is being mailed, the number of authorized board members will be increased from five to seven, and two Zapata Nominees will be appointed by the existing directors to fill the newly-created seats. Second, if Zapata and the Company enter into a definitive agreement providing for the acquisition by Zapata of the shares of Common Stock not currently held by it, further actions will be taken consistent with the terms of such agreement that will result in Zapata Nominees constituting a majority of the members of the Company’s Board of Directors. These actions may include the appointment or election of one or more additional Zapata Nominees.

      The information set forth in this Information Statement relating to Zapata and the Zapata Nominees has been provided by Zapata and the Zapata Nominees.

      You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein, and the Company and Zapata do not require any action or consent from you.

VOTING SECURITIES OF THE COMPANY

      The Common Stock is the only class of voting securities of the Company entitled to vote at meetings of the stockholders of the Company. As of January 12, 2004, there were 5,037,478 shares of Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on matters that are submitted to the stockholders.

CHANGE IN CONTROL OF THE COMPANY

      On September 29, 2003, Zapata filed a Schedule 13D (the “Zapata 13D”) with the SEC indicating that as of September 18, 2003 it had acquired 2,663,905 shares of Common Stock which, based on information contained in the then most recently available filing by the Company with the SEC, constituted approximately 53.7% of the issued and outstanding shares of Common Stock. As a result, a Change of Control occurred for purposes of all contractual Change of Control provisions discussed herein. On October 6, 2003, Zapata filed Amendment No. 1 to the Zapata 13D with the SEC, indicating that it had acquired an additional 1,498,489 shares of Common Stock which, based on information contained in the then most recently available filing by the Company with the SEC and together with the shares previously acquired, constituted approximately 83.9% of the issued and outstanding Common Stock.

      The Zapata 13D states that the shares purchased as of September 18, 2003 were purchased in privately negotiated block purchases for a total of approximately $30.9 million, or an average price per share of $11.59, in cash, the source of which was Zapata’s working capital. The shares were purchased from Putnam Investment Management, LLC, Putnam Fiduciary Trust Company on behalf of Marsh & McLennan Companies, Inc., Wayland Investments Fund, LLC, and Jeffries & Company, Inc. Amendment No. 1 to the Zapata 13D states that the additional shares purchased on October 2, 2003 were purchased in a privately negotiated transaction for $16.9 million, or $11.30 per share, in cash, the source of which was Zapata’s working capital. The shares were purchased from AIG Global Investment Corp. The Zapata 13D also states that each of the sellers of the shares of Common Stock that Zapata acquired as of September 18, 2003 executed and delivered to Zapata irrevocable proxies to vote at the Company’s 2003 Annual Meeting of Stockholders the shares of Common Stock held by them or with respect to which they had the right to vote as of the record date for such Annual Meeting. On October 9, 2003, Zapata filed Amendment No. 2 to the Zapata 13D, in which it stated that the seller of the additional shares of Common Stock that Zapata acquired on October 2, 2003 executed and delivered to Zapata an irrevocable proxy to vote at the Company’s 2003 Annual Meeting of Stockholders the shares of Common Stock held by it or with respect to which it had the right to vote as of the record date for such Annual Meeting.

      On October 14, 2003, Zapata filed Amendment No. 3 to the Zapata 13D, in which it stated that Zapata’s Chairman and Chief Executive Officer, Avram Glazer, together with another Zapata representative met with the Company’s management to discuss Zapata’s investment in the Company. Amendment No. 3 further stated that during those discussions, Mr. Glazer requested that the Company’s Board of Directors nominate individuals selected by Zapata to serve on the Company’s Board of Directors and to have such persons constitute a majority of the Company’s Board of Directors and that the Company’s management agreed to consider the request and pursue appropriate actions. In addition, Amendment No. 3 states that on October 13, 2003, Zapata wrote a letter to the Company’s corporate secretary advising him that Zapata’s shares of the Common Stock would not be present at the Company’s Annual Meeting of Stockholders scheduled for October 14, 2003.

      On November 12, 2003, the Company’s Audit Committee and Board of Directors determined that it was in the Company’s best interest to change the Company’s fiscal year end from the last Saturday in the month of March to December 31 of each year. Beginning in 2004, the Company will change to an end of the month quarterly closing calendar. The Audit Committee of the Board of Directors of the Company also determined to engage the accounting firm of PricewaterhouseCoopers as independent accountants to audit the Company’s financial statements for the fiscal period ending December 31, 2003, the Company’s new fiscal year end, and the Board of Directors of the Company ratified and approved that decision. As a result of the foregoing, the Company’s fiscal year end and independent accountants are the same as those of Zapata.

      On November 14, 2003, Zapata filed Amendment No. 4 to the Zapata 13D in which it stated that after considering Zapata’s request that the Company’s Board of Directors elect individuals selected by Zapata to serve on the Board of Directors and that those persons constitute a majority of the Board of Directors, the Company invited Zapata to submit to it a proposal pursuant to which Zapata would acquire the outstanding shares of Common Stock not already owned by Zapata. Amendment No. 4 also stated that Zapata advised the Company that it was prepared to proceed with such a transaction, provided that it receives appropriate Board representation. Amendment No. 4 also stated that the Company has indicated it is prepared to elect two Zapata Nominees to the Company’s Board of Directors as soon as practical and that upon the execution of a definitive agreement providing for the transaction, it is willing to elect to the Company’s Board of Directors additional Zapata Nominees that will constitute a majority of the Board of Directors.

      Amendment No. 4 further stated that Zapata submitted to the Company’s Board of Directors a letter containing its preliminary, non-binding indication of interest in acquiring the shares of Common Stock not currently held by it at a price of $11.49 per share (the “Zapata Indication of Interest”). Zapata also filed a Schedule TO incorporating by reference Amendment No. 4 to the Zapata 13D.

      If Zapata makes an offer to purchase the Common Stock not currently held by it, that offer and any anticipated subsequent merger will be described in Zapata’s offer to purchase and their letter of transmittal, each of which will be mailed by Zapata to stockholders of the Company, and the Company’s Schedule 14D-9 which will be mailed by the Company to stockholders of the Company within ten days of the mailing of Zapata’s offer to purchase.

BOARD OF DIRECTORS

      The Board of Directors is divided into three classes, two of which currently have two directors and one of which currently has one director. The terms of the two Class II Directors, Ben E. Waide III and Carroll R. Wetzel, Jr., were to expire at the Company’s 2003 Annual Meeting of Stockholders. The Company adjourned its 2003 Annual Meeting of Stockholders previously noticed for Tuesday, October 14, 2003, due to the absence of a quorum for the transaction of business. As discussed above, prior to the meeting, the Company received a letter from Zapata that its shares of Common Stock would not be present at the meeting. In light of Zapata’s letter and the Zapata Indication of Interest subsequently received, the Company has not yet set a new date for this meeting. Mr. Waide and Mr. Wetzel will continue to hold office until their successors have been duly elected and qualified or until their earlier resignation or removal. The term of the Class III Director, John C. Corey, is to expire at the Company’s 2004 Annual Meeting of Stockholders, and the terms of the Class I Directors, Andy Goldfarb and W. Allan Hopkins, are to expire at the Company’s 2005 Annual Meeting of Stockholders.

      Each of the incumbent directors has been serving as a director of the Company since October 11, 2000 (the “Emergence Date”), the date the Company and certain of its domestic subsidiaries emerged from their pre-arranged cases under Chapter 11 of the U.S. Bankruptcy Code (the “Chapter 11 Cases”) pursuant to the plan of reorganization (as amended, the “Plan of Reorganization”) confirmed by the U.S. District Court for the State of Delaware (the “Bankruptcy Court”) on August 31, 2000.

      The Board of Directors of the Company has agreed to increase the size of the Board by two seats and has invited Zapata to designate two persons to join the Board to fill these two new seats. The increase in the size of the Board and the appointment of two Zapata Nominees will take place as soon as practical, but no earlier than ten days after the mailing of this Information Statement. Information regarding these two Zapata Nominees is set forth below, and each has consented to serve as a director of the Company, if appointed or elected, and to be named herein. The Board of Directors anticipates that, subsequent to the election of these two Zapata nominees and in connection with the acquisition by Zapata of all shares of Common Stock not currently held by it, the Board will take the actions necessary for Zapata Nominees to constitute a majority of the Board of Directors. In that regard, the Company would take such actions as are necessary and permissible to cause one or more additional Zapata Nominees to be appointed or elected to the Board, including increasing the number of directors on the Board and/or obtaining resignations of a number of incumbent directors, or all of them, as is necessary to enable such Zapata Nominees to be so elected or appointed. Prior to the appointment or election of any such additional Zapata Nominees to the Board, this Information Statement will be amended to provide information regarding those additional Zapata Nominees.

Information Regarding Zapata Nominees

      The names, ages and principal occupations of the two Zapata Nominees that will be appointed by the existing directors to fill two newly-created Board seats no sooner than 10 days after this Information Statement is being mailed are provided below.

Class III Director

      AVRAM A. GLAZER. Age 43. Mr. Glazer has been President and Chief Executive Officer of Zapata since March 1995, Chairman of the Board of Zapata since March 2002 and a director of Zapata since July 1993. He also serves as a director and as the President and Chief Executive Officer of Zap.Com Corporation (“Zap.Com”), a subsidiary of Zapata (which until December 2000 was an internet advertising and e-commerce network company, and is currently a public shell company). Mr. Glazer is also Chairman of the Board and a director of Omega Protein Corporation, a marine protein company and majority-owned subsidiary of Zapata.

Class II Director

      LEONARD DISALVO. Age 45. Mr. DiSalvo joined Zapata in September 1998 and currently serves as its Vice President – Finance and Chief Financial Officer. Mr. DiSalvo also currently serves as Vice President – Finance and Chief Financial Officer of Zap.Com, a position he has held since April 1999. Mr. DiSalvo has over 20 years of experience in the areas of finance and accounting. Mr. DiSalvo served as a finance manager for Constellation Brands, Inc., a national manufacturer and distributor of wine, spirits and beer, from 1996 until September 1998. Prior to that position, Mr. DiSalvo held various management positions in the areas of finance and accounting in the Contact Lens Division of Bausch & Lomb Incorporated. Mr. DiSalvo is a Certified Public Accountant.

Information Regarding Continuing Directors

      The names, ages, and principal occupations of the incumbent Class I, Class II and Class III Directors are provided below.

Class II Directors

      BEN E. WAIDE III. Age 65. Mr. Waide has served as a Director of the Company since the Emergence Date. Since 1998, Mr. Waide has served as an Executive Consultant to E.I. du Pont de Nemours and Company – DuPont Safety Resources, a global workplace consulting firm. From 1995 to 1998, Mr. Waide was Chairman and Chief Executive Officer of Atlantic Aviation Corporation, an aircraft maintenance management services company. Mr. Waide served as General Manager of the Films Division of E.I. du Pont de Nemours and Company from 1990 to 1995.

      CARROLL R. WETZEL, JR. Age 60. Mr. Wetzel has served as Chairman of the Board of the Company since the Emergence Date. From 1988 to 1996, Mr. Wetzel was a Managing Director with the Mergers and Acquisition Group of Chemical Bank/Chase Manhattan. Prior to that, from 1981 to 1988, he was a Managing Director in Smith Barney’s Mergers and Acquisitions Group. From 1976 to 1981, he

worked as an investment banker with Dillon, Read & Co. Inc. Mr. Wetzel also serves on the Board of Directors of Laidlaw International, Inc., a publicly traded company.

Class I Directors

      ANDY GOLDFARB. Age 56. Mr. Goldfarb has served as a Director of the Company since the Emergence Date. From 1985 until March 2000, Mr. Goldfarb served as Chairman, President and Chief Executive Officer of HCC Industries, the world’s largest independent hermetic sealing operation. From 1976 to 1985, Mr. Goldfarb served HCC Industries in various operational and financial positions, including Chief Operating Officer.

      W. ALLAN HOPKINS. Age 65. Mr. Hopkins has served as a Director of the Company since the Emergence Date. From 1998 until August 2000, Mr. Hopkins served as President and Chief Executive Officer of Atlas Steels Inc., a producer and seller of stainless and specialty steel products. From 1993 to 1996, Mr. Hopkins served as President and Chief Executive Officer of Algoma Steel Inc., a manufacturer and marketer of steel products. From 1984 to 1992, Mr. Hopkins served in various capacities including Senior Vice President, Vice President of Sales and Vice President and General Manager of Stelpipe, Inc., a subsidiary of Stelco, Inc., Canada’s largest steel producer.

Class III Director

      JOHN C. COREY. Age 56. Mr. Corey has served as President, Chief Executive Officer and Director of the Company since the Emergence Date. Prior to that, he had served as President, Chief Operating Officer and Director of the Company since March 1999. Mr. Corey served as President of Stanley Mechanics Tools, Inc., a division of The Stanley Works, a company engaged in the business of manufacturing and distributing mechanics hand tools, from September 1996 to March 1999, where he was responsible for worldwide operations. Prior to that, Mr. Corey served as an independent consultant while attending to personal business from December 1995 to August 1996, and as President of Allied Signal North American Aftermarket, a division of Allied Signal, Inc., a company engaged in the business of automotive components, from September 1994 to November 1995. From 1984 to 1994, Mr. Corey served in various positions for Moog Automotive, Inc., a company engaged in the business of manufacturing and distributing automotive steering and suspension parts, most recently as the President of the Steering and Suspension Division. Mr. Corey has over 15 years of experience in management and manufacturing in the automotive industry.

Meetings and Committees of the Board of Directors

      During the fiscal year ended March 29, 2003, the Board of Directors met twelve times. Each of the current directors attended 75% or more of the aggregate number of meetings held by the Board of Directors and the committee(s) on which he served.

      The Board of Directors currently has two standing committees: an Audit Committee and a Compensation Committee.

      The Company does not currently have, nor has it had in the past, a standing nominating committee or committee performing similar functions. Because of the significant change in the composition of the Board of Directors that is expected to occur if Zapata acquires the shares of Common Stock not currently held by it, the Board of Directors has deferred the establishment of such a committee. Nominations for directors are considered by the entire Board of Directors, although when performing this function it does not operate under a formal charter with respect to that function. Each of the members of the Board of Directors, other than Mr. Corey, meets the definition of independence as set forth under Rule 4200(a) (15) of the National Association of Securities Dealers listing standards.

      The Board does not currently have a formal policy with regard to the consideration of any director candidates recommended by stockholders. Because of the significant change in the composition of the

Board of Directors that is expected to occur if Zapata acquires the shares of Common Stock not currently held by it, the Board of Directors has deferred consideration of such a policy. The Company’s bylaws do, however, provide stockholders with a procedure for nominating candidates for election at an annual or special meeting.

      The Board has not formally established any specific, minimum qualifications that it believes must be met by any candidate that it nominates for a position on the Board, nor has it formally established any specific qualities or skills that it believes are necessary for one or more of the members for the Board of Directors to possess. The Board also has not formally established procedures to be followed by stockholders submitting recommendations for candidates for the Board, nor has it established a formal process for identifying and evaluating candidates for directors. The Company does not pay fees to any third party to identify or evaluate or assist in identifying or evaluating director candidates.

      The Board of Directors does not provide, and has not provided in the past, a formal process for stockholders to send communications to the Board of Directors. Because of the significant change in the composition of the Board of Directors that is expected to occur if Zapata acquires the shares of Common Stock not currently held by it, the Board of Directors has deferred the establishment of such a process. Two members of the Board of Directors attended the Company’s most recent annual meeting of stockholders, which as noted above was adjourned.

      Following its receipt of the Zapata Indication of Interest, the Board formed a Special Committee and authorized it to take certain actions in connection with the transaction contemplated by the Zapata Indication of Interest.

      The Audit Committee, which met eight times during the fiscal year ended March 29, 2003, is currently comprised of Messrs. Hopkins, Waide and Wetzel. The general functions of the Audit Committee include selecting the independent auditors, evaluating the performance of the independent auditors and their fees for services, reviewing the scope of the annual audit with the independent auditors and the results of the audit with management and the independent auditors, consulting with management and the independent auditors as to the systems of internal accounting controls, and reviewing and approving the non-audit services performed by the independent auditors and considering the effect, if any, on their independence. Each member of the Audit Committee meets the definition of independence as set forth under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

      The Compensation Committee, which also acts as a Stock Option Committee, met eight times during the fiscal year ended March 29, 2003, and is currently comprised of Messrs. Goldfarb, Waide and Wetzel. The general functions of the Compensation Committee include approval (or recommendation to the Board of Directors) of the compensation arrangements for senior management, directors and other key employees and review of benefit plans in which officers and directors are eligible to participate. The general function of the Stock Option Committee includes a periodic review of the equity compensation plans of the Company and the grants under such plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      Except as otherwise indicated, the following table and notes set forth certain information, to the knowledge of the Company, regarding the beneficial ownership of the Common Stock as of November 30, 2003, by all persons known by the Company to be the beneficial owner of more than 5% of the Common Stock, by each director of the Company, by each Zapata Nominee, by each of the Named Executives (as defined herein) and by all directors and executive officers of the Company as a group. Except as otherwise indicated, to the knowledge of the Company, each beneficial owner has the sole power to vote and to dispose of all shares of Common Stock owned by such beneficial owner.

	Amount and Nature of	Percent of
Name and Address of Beneficial Owner	Beneficial Ownership	Common Stock(1)

Zapata Corporation	4,162,394	82.8%
100 Meridian Centre, Suite 350
Rochester, New York 14618
Zapata Nominees
Avram A. Glazer(2)	0	*
Leonard DiSalvo(2)	0	*
Officers and Directors
John C. Corey(3)	220,115	4.2%
Andy Goldfarb(3)	15,000	*
W. Allan Hopkins(3)	15,000	*
Ben E. Waide III(3)	15,000	*
Carroll R. Wetzel, Jr.(3)	20,014	*
Brian P. Menezes(3)	102,000	2.0%
Stephen B. Duerk(3)	92,503	1.8%
Vick Crowley(3)	7,800	*
All executive officers and directors as a group (consisting of 8 individuals, does not include Zapata Nominees)	487,432	8.8%

*	Less than 1%.

(1)	Shares beneficially owned, as recorded in this table, expressed as a percentage of the shares of Common Stock outstanding.

(2)	Mr. Glazer is the Chairman of the Board of Zapata and its President and Chief Executive Officer. Mr. DiSalvo is Zapata’s Vice President – Finance and Chief Financial Officer. Each of Mr. Glazer and Mr. DiSalvo disclaims beneficial ownership of all shares held by Zapata.

(3)	Includes 220,000 shares for Mr. Corey, 15,000 shares each for Messrs. Goldfarb, Hopkins and Waide, 20,000 shares for Mr. Wetzel, 102,000 shares for Mr. Menezes, 92,500 shares for Mr. Duerk, and 7,800 shares for Mr. Crowley underlying currently exercisable stock options under the Option Plan (as defined below).

EXECUTIVE OFFICERS OF THE COMPANY

      The following table sets forth the names, ages and all positions and offices with the Company held by the Company’s present executive officers.

Name	Age	Positions and Offices Presently Held

John C. Corey	56	Director, President and Chief Executive Officer
Brian P. Menezes	51	Vice President and Chief Financial Officer
Stephen B. Duerk	61	Vice President; President, North American Automotive
Vick Crowley	37	Treasurer

      Executive officers are appointed by the Board and serve at the discretion of the Board. Following is information with respect to the Company’s executive officers who are not also directors of the Company:

      BRIAN P. MENEZES. Mr. Menezes has served as Vice President and Chief Financial Officer of the Company since September 1999. From October 1997 to September 1999, Mr. Menezes served as Vice President and General Manager of Odyssey Knowledge Solutions, Inc., a Canadian software and systems development company focused on web-based e-commerce and enterprise solutions. From January 1993 to June 1997, Mr. Menezes served as Vice President of Operations for Cooper Industries (Canada) Inc. Automotive Products (“Cooper”), the largest supplier in the Canadian automotive replacement parts market. From January 1993 to June 1995, Mr. Menezes also served as the Vice President of Finance of Cooper.

      STEPHEN B. DUERK. Mr. Duerk has served as President of the Company’s North American Automotive Group since April 1998 and as President of Safety Components Fabric Technologies, Inc., a wholly-owned subsidiary of the Company (“SCFTI”), since January 1998. From July 1997 to January 1998, Mr. Duerk served the Company as Co-Managing Director of SCFTI. Prior to the Company’s acquisition of the Air Restraint and Technical Fabrics Division of JPS Automotive L.P. in July 1997, Mr. Duerk had served JPS Automotive, L.P., a tier one supplier to the automotive industry of carpet and knit fabrics for headliner and body cloth, as Vice President of Air Restraint Fabrics in the Greenville, South Carolina facility, from October 1988. From 1965 to October 1988, Mr. Duerk served in various positions for JP Stevens & Co., Inc., a company engaged in the business of manufacturing industrial textiles, of which JPS Automotive, L.P. was a part until its restructuring in May 1998, most recently as the Vice President of the Industrial Synthetic Group.

      VICK CROWLEY. Mr. Crowley has served as Treasurer of the Company since August 2000. Prior to that, he had served as Assistant Treasurer with HomeGold Financial, Inc., of Greenville, South Carolina, a financial services firm, since 1995.

EXECUTIVE COMPENSATION

      The following table summarizes the compensation paid to the Chief Executive Officer of the Company and the other most highly compensated executive officers of the Company for the Company’s fiscal year ended March 29, 2003 (each person appearing in the table is referred to as a “Named Executive”). As a result of the acquisition of Common Stock by Zapata discussed above, a Change of Control occurred for purposes of all contractual Change of Control provisions discussed herein.

Summary Compensation Table

				Long-Term
				Compensation Awards

		Annual Compensation		Securities Underlying	All Other
				Options/SARs	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	(#)(1)	($)

John C. Corey	2003	$325,000	$265,425	46,800	$41,978(3)
President and Chief	2002	316,040	231,675	173,200	62,013(4)
Executive Officer(2)	2001	306,827	318,039	0	35,105(5)
Brian P. Menezes	2003	$200,450	$129,920	27,000	$28,125(6)
Vice President and Chief	2002	191,824	123,985	75,000	32,969(7)
Financial Officer	2001	185,380	188,903	0	17,085(8)
Stephen B. Duerk	2003	$187,500	$102,988	21,500	$20,036(9)
Vice President; President	2002	182,000	80,223	71,000	12,495(10)
North American Automotive Group	2001	177,917	63,700	0	15,777(11)
Vick Crowley	2003	$105,000	$45,723	2,000	$12,667(13)
Treasurer(12)	2002	100,471	39,250	5,700	5,674(14)
	2001	67,418	30,200	0	2,813(15)

(1)	Grants reflected for 2002 and 2003 are options under the Company’s 2001 Stock Option Plan (the “Option Plan”).

(2)	Mr. Corey joined the Company in March 1999 as its Chief Operating Officer. He became Chief Executive Officer on the Emergence Date.

(3)	Amount reflects $14,056 of life insurance premiums, a $14,400 automobile allowance, a $5,161 matching contribution under the Company’s 401(k) plan, $690 of group life insurance premiums, $4,158 of supplemental medical reimbursements, and $3,513 of membership dues.

(4)	Amount reflects $12,476 of life insurance premiums, a $14,400 automobile allowance, a $5,312 matching contribution under the Company’s 401(k) plan, $570 of long-term disability insurance premiums, $690 of group life insurance premiums, $9,516 of supplemental medical reimbursements, and $19,049 of membership dues.

(5)	Amount reflects $11,632 of life insurance premiums, a $14,400 automobile allowance, a $5,250 matching contribution under the Company’s 401(k) plan, $720 of long-term disability insurance premiums, $690 of group life insurance premiums, and $2,413 of supplemental medical reimbursements.

(6)	Amount reflects a $14,400 automobile allowance, a $4,706 matching contribution under the Company’s 401(k) plan, $269 of group life insurance premiums, and $8,750 of supplemental medical reimbursements.

(7)	Amount reflects $5,394 of life insurance premiums, a $13,500 automobile allowance, a $5,312 matching contribution under the Company’s 401(k) plan, $516 of long-term disability insurance premiums, $255 of group life insurance premiums, and $7,992 of supplemental medical reimbursements.

(8)	Amount reflects a $10,800 automobile allowance, a $5,250 matching contribution under the Company’s 401(k) plan, $666 of long-term disability insurance premiums, $244 of group life insurance premiums, and $125 of supplemental medical reimbursements.

(9)	Amount reflects a $6,000 automobile allowance, a $5,463 matching contribution under the Company’s 401(k) plan, $791 group life insurance premiums, $4,679 of supplemental medical reimbursements and $3,103 of membership dues.

(10)	Amount reflects a $6,000 automobile allowance, a $3,760 matching contribution under the Company’s 401(k) plan, $681 of group life insurance premiums, $1,356 of supplemental medical reimbursements, and $698 of membership dues.

(11)	Amount reflects a $6,000 automobile allowance, $3,876 of club dues, $659 of group insurance premiums, and $5,242 of supplemental medical reimbursements.

(12)	Mr. Crowley joined the Company in August 2000.

(13)	Amount reflects a $2,363 matching contribution under the Company’s 401(k) plan, $53 of group life insurance premiums, and $10,251 of supplemental medical reimbursements.

(14)	Amount reflects a $3,920 matching contribution under the Company’s 401(k) plan, $199 of long-term disability premiums, $49 of group life insurance premiums, and $1,506 of supplemental medical reimbursements.

(15)	Amount reflects a $1,789 matching contribution under the Company’s 401(k) plan, $155 of long-term disability premiums, $29 of group life insurance premiums, and $840 of supplemental medical reimbursements.

Stock Options

      The following table presents information concerning the options to purchase our Common Stock granted during the fiscal year ended March 29, 2003 to the Named Executives.

Option Grants in Last Fiscal Year

					Potential Realizable Value at
	Number of				Assumed Annual Rate of
	Securities	Percent of Total	Exercise		Stock Price Appreciation for
	Underlying	Options	or Base		Option Term
	Options	Granted to	Price Per	Expiration
Name	Granted	Employees (1)	Share	Date	5%($)	10%($)

John C. Corey	46,800(2)	29.7%	$6.71	10/31/2010	$163,332	$397,800
Brian P. Menezes	27,000(2)	17.1%	6.71	10/31/2010	94,230	229,500
Stephen B. Duerk	21,500(2)	13.7%	6.71	10/31/2010	75,035	182,750
Vick Crowley	2,000(2)	1.3%	6.71	10/31/2010	6,980	17,000

(1)	Percentages based upon the total number of options granted to the employees of the Company during the fiscal year ended March 29, 2003.

(2)	Of the options granted, 1/3 were vested and exercisable as of April 1, 2003, 1/3 shall vest and become exercisable on April 1, 2004, and the remaining 1/3 shall vest and become exercisable on April 1, 2005, subject to accelerated vesting upon a Change of Control.

      The following table sets forth information with respect to the Named Executives concerning exercisable and unexercisable options held as of March 29, 2003. No options were exercised by the Named Executives during the fiscal year ended March 29, 2003. No options held by the Named Executives were in-the-money as of March 29, 2003, based on the last closing sales price of the Company’s Common Stock prior to March 29, 2003, of $5.75 per share.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

	Number of Securities
	Underlying Unexercised		Value of Unexercised In-the-Money
	Options at March 29, 2003		Options at March 29, 2003

Name	Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)

John C. Corey	131,066	88,934	$—	$—
Brian P. Menezes	59,000	43,000	—	—
Stephen B. Duerk	54,500	38,000	—	—
Vick Crowley	4,467	3,233	—	—

Employment Agreements

Corey Agreement

      Mr. Corey currently serves as President and Chief Executive Officer pursuant to an employment agreement with the Company which became effective May 18, 2001 (with subsequent amendments) and replaced all prior agreements with Mr. Corey. The employment agreement provides for a base salary of $315,000 (increased to $338,000 in fiscal 2004), subject to increases at the discretion of the Board and the recommendations of the Compensation Committee. In addition to base salary, the employment agreement provides for an annual incentive bonus under the Company’s Management Incentive Plan or in accordance with a formula or other bonus plan to be established by the Compensation Committee for each fiscal year. It also provides, in the event of a Change of Control (as defined) while he is still employed with the Company or under certain circumstances following his termination of employment other than for Cause (as defined) or by reason of a Constructive Termination (as defined), he will be entitled to a one-time bonus of $961,400 at the time the Change of Control is consummated, provided it occurs within ten years following termination of his employment. As a result of the acquisition of Common Stock by Zapata discussed above, a Change of Control occurred and this bonus was paid to Mr. Corey.

      Pursuant to the employment agreement, Mr. Corey received, upon execution, options to purchase 173,200 shares of Common Stock under the Option Plan. Such grant consisted of (i) Class A Options to purchase 110,000 shares at an exercise price equal to fair market value on the date of grant ($8.75 per share), two-thirds of which immediately vested, and the final third of which vested on October 31, 2003, and (ii) Class B Options to purchase 63,200 shares of Common Stock at an exercise price equal to fair market value on the date of grant ($8.75 per share), vesting one-third on October 31, 2001, an additional one-third on October 31, 2002, and the final one-third on October 31, 2003. Because a Change of Control of the Company had not occurred by April 1, 2002, Mr. Corey received, pursuant to the employment agreement, a grant of Class C Options to purchase 36,800 additional shares of Common Stock (together with an additional grant of Class C Options to purchase another 10,000 shares of Common Stock not provided in the employment agreement) vesting over the next three anniversary dates of such grant. The exercise price for such Class C Options is the per share price determined to be the fair market value for the shares as of the date of the grant ($6.71 per share). All such options are subject to accelerated vesting in certain cases upon a Change of Control of the Company.

      If Mr. Corey’s employment is terminated by the Company other than by reason of death or Disability (as defined) or for Cause or if the employment agreement is terminated by him by reason of a Constructive Termination, the Company shall pay Mr. Corey a severance and non-competition payment equal to two times his base salary at the time of termination, payable in equal monthly installments over the next succeeding 24 months, plus 18 months of health care continuation payments; in the event such termination had occurred before October 31, 2001, then the foregoing 24 month period and corresponding dollar amount of severance and non-competition payment would have been increased by one month for each calendar month by which such termination preceded November 1, 2001. If Mr. Corey’s employment agreement is terminated by the Company in connection with a Change of Control and he is not offered a position with the acquirer with similar responsibilities or if he is initially offered and accepts the position with the acquirer, but is terminated without Cause within 12 months after accepting such position, then, in lieu of any other severance payment under his employment agreement, the Company shall pay Mr. Corey a severance and non-competition payment equal to two times his base salary at the time of termination in 24 equal monthly installments, plus 18 months of health care continuation payments; in the event such termination had occurred on or before October 31, 2001, then the foregoing 24 month period and corresponding dollar amount of severance and non-competition payment would have been increased by one month for each calendar month by which such termination preceded November 1, 2001. All cash payments and health care continuation payments shall cease in the event of competitive employment. Such payments shall be mitigated by 50% of “severance period earnings” in the event of non-competitive employment with annual compensation up to $100,000 and shall cease altogether in the event of such annual compensation exceeding $100,000.

Menezes Agreement

      Mr. Menezes currently serves as Vice President and Chief Financial Officer pursuant to an employment agreement with the Company which became effective on May 18, 2001 (with subsequent amendments) and replaced all prior agreements with Mr. Menezes. The employment agreement provides for a base salary of $190,000 (increased to $208,500 in fiscal 2004), subject to increases at the discretion of the Board and the recommendations of the Compensation Committee. In addition to base salary, the employment agreement provides for an annual incentive bonus under the Company’s Management Incentive Plan or in accordance with a formula or other bonus plan to be established by the Compensation Committee for each fiscal year. It also provides that, in the event of a Change of Control (as defined) while he is still employed by the Company or under certain circumstances following his termination of employment other than for Cause (as defined) or by reason of a Constructive Termination (as defined), he will be entitled to a one-time bonus of $393,300 at the time the Change of Control is consummated, provided it occurs within ten years following termination of his employment. As a result of the acquisition of Common Stock by Zapata discussed above, a Change of Control occurred and this bonus was paid to Mr. Menezes.

      Pursuant to the employment agreement, Mr. Menezes received, upon execution, options to purchase 75,000 shares of Common Stock under the Company’s Option Plan. Such grant consisted of (i) Class A Options to purchase 45,000 shares at an exercise price equal to fair market value on the date of grant ($8.75 per share), two-thirds of which immediately vested, and the final third of which vested on October 31, 2003, and (ii) Class B Options to purchase 30,000 shares of Common Stock at an exercise price equal to fair market value on the date of grant ($8.75 per share), vesting one-third on October 31, 2001, an additional one-third on October 31, 2002, and the final one-third on October 31, 2003.

      If Mr. Menezes’ employment is terminated by the Company other than by reason of death or Disability (as defined) or for Cause or if the employment agreement is terminated by him by reason of a Constructive Termination, the Company shall pay Mr. Menezes a severance and non-competition payment equal to one and one half times his base salary at the time of termination, payable in equal monthly installments over the next 18 months, plus 18 months of health care continuation payments. If Mr. Menezes’ employment agreement is terminated by the Company in connection with a Change of Control and he is not offered a position with the acquirer with similar responsibilities or if he initially is offered and accepts a position with the acquirer, but is terminated without Cause within 12 months after accepting such position, then, in lieu of any other severance payment under this employment agreement, the Company shall pay Mr. Menezes a severance and non-competition payment equal to one and one half times his base salary at the time of termination in 18 equal monthly installments, plus 18 months of health care continuation payments. All cash payments and health care continuation payments shall cease in the event of competitive employment. Such payments shall be mitigated by 50% of “severance period earnings” in the event of non-competitive employment with annual compensation up to $50,000 and shall cease altogether in the event of such annual compensation exceeding $50,000.

Duerk Agreement

      Mr. Duerk currently serves as Vice President of the Company and President of the North American Automotive Group pursuant to an employment agreement which became effective May 18, 2001 (with subsequent amendment) and replaced all prior agreements with Mr. Duerk. The employment agreement provided for an original base salary of $182,000 (increased to $193,130 in fiscal 2004), subject to increases at the discretion of the Board and the recommendations of the Compensation Committee. In addition to base salary, the employment agreement provides for an annual incentive bonus under the Company’s Management Incentive Plan or in accordance with a formula or other bonus plan to be established by the Compensation Committee in advance of each fiscal year.

      If Mr. Duerk’s employment is terminated by the Company other than by reason of death or Disability (as defined) or for Cause (as defined) or if the employment agreement is terminated by him by reason of a Constructive Termination (as defined), the Company will pay Mr. Duerk a severance and non-competition payment equal to one and one half times his base salary at the time of termination, payable in equal monthly installments over the next succeeding 18 months, plus 18 months of health care continuation payments. If Mr. Duerk’s employment agreement is terminated by the Company in connection with a Change of Control (as defined) and he is not offered a position with the acquirer with similar responsibilities or if he initially is offered and accepts a position with the acquirer but is terminated without Cause within 12 months after accepting such position, then, in lieu of any other severance payment under his employment agreement, the Company shall pay Mr. Duerk a severance and non-competition payment equal to one and one half times his base salary at the time of termination in 18 equal monthly installments, plus 18 months of health care continuation payments. All cash payments and health care continuation payments shall cease in the event of competitive employment. Such payments shall be mitigated by 50% of “severance period earnings” in the event of non-competitive employment with annual compensation up to $50,000 and shall cease altogether in the event of such annual compensation exceeding $50,000.

Crowley Agreement

      Under his severance agreement with the Company, if Mr. Crowley is terminated by the Company other than for Cause, death or Disability within 24 months following a Change of Control (including a termination by Mr. Crowley by reason of a Constructive Termination) (all the foregoing capitalized terms as defined in Mr. Crowley’s severance agreement), Mr. Crowley is entitled to a severance payment equal to his annual base salary in effect at the effective date of termination, payable in twelve equal monthly installments following termination.

Management Incentive Plan

      Messrs. Corey, Menezes, Duerk and Crowley each received bonuses for the fiscal year ended March 29, 2003 under the Management Incentive Plan. See the Summary Compensation Table and “— Employment Agreements” above and “The Compensation Committee Report on Executive Compensation” below for additional information concerning the Management Incentive Plan.

Severance Program

      See “— Employment Agreements” above for additional information concerning severance arrangements applicable to the Named Executives.

Director Compensation

      Directors who are employees of the Company receive no compensation, as such, for service as members of the Board. Directors who are not employees of the Company receive an annual retainer of $20,000, plus an additional $10,000 for Mr. Wetzel as Board Chairman and an additional $5,000 each for committee chairmen. They also each receive attendance fees ranging from $500 to $1,250 for attendance at Board and committee meetings attended by telephone or in person. Finally, directors receive additional compensation at a rate of $1,750 per day for special assignments, not including attendance at Board and committee meetings. All directors are reimbursed for expenses incurred in connection with attendance at meetings.

      Each non-employee director received an option grant under the Option Plan immediately following its approval by the stockholders on April 27, 2001 (for 10,000 shares to Mr. Wetzel, as Chairman, and 7,500 shares to each of the other non-employee directors). The exercise price for the shares of Common Stock subject to these options is the fair market value of the shares on the date of grant ($8.75 per share), subject to adjustment to $.01 per share in the event of a Change of Control as described in the option agreements. In April 2002, each non-employee director received an additional option grant (for 10,000 shares to Mr. Wetzel, as Chairman, and 7,500 shares to each of the other non-employee directors). The exercise price for the shares of Common Stock subject to these options is the per share price determined to be their fair market value as of the date of grant ($6.71 per share). As a result of the acquisition of Common Stock by Zapata discussed above, a Change of Control occurred and the options granted to each of the non-employee directors were immediately vested.

      The Compensation Committee and the Board of Directors are currently in the process of evaluating, with the assistance of the Company’s outside consultants, possible changes to compensation arrangements for the Company’s directors. No final determinations have been made in that regard, however, as of the date of this Information Statement.

Indemnification Agreements

      The Company’s officers and directors are also party to indemnification agreements with the Company providing them with certain additional protections in addition to those under the Company’s certificate of incorporation and bylaws and under the Company’s directors’ and officers’ liability insurance.

Compensation Committee Interlocks and Insider Participation

      From the Emergence Date through the fiscal year ended March 29, 2003, Messrs. Goldfarb, Waide and Wetzel served as the Company’s Compensation Committee. No interlocking relationship exists between the Company’s Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

Performance Graph

      The following graph compares the cumulative total stockholder return on the Common Stock for the period from February 1, 2001 (the date trading activity was first reported for the Company’s Common Stock following the Emergence Date) through March 29, 2003 with the cumulative total return of the Russell 2000 Index and the S&P Auto Parts and Equipment Index (U.S.). The Company is no longer using the Nasdaq Composite Index, which was last used by the Company in the fiscal year ended March 27, 1999, as a measure for comparison because the Company has been delisted from Nasdaq. (As a result of the Chapter 11 Cases, comparisons of the Company’s stock performance versus such indices including the period prior to the Emergence Date are not meaningful.) The graph assumes that the value of the investment in the Common Stock was $100 on February 1, 2001, and that all dividends were reinvested.

Comparison of 50 Month Cumulative Total Return* among Safety Components International, Inc.,

the Russell 2000 Index, and the S & P Auto Parts & Equipment Index

* $100 invested on 2/1/01 in stock or on 1/31/01 in index — including reinvestment of dividends. Fiscal year ending last Saturday in March.

Copyright© 2002, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

Total Return Analysis	2/01/01	3/01	3/02	3/03
Safety Components International, Inc.	100.00	1,828.99	3,891.18	4,115.23
Russell 2000	100.00	88.87	101.30	73.98
S&P Auto Parts & Equipment	100.00	96.73	125.13	78.06

      It should be noted with respect to the foregoing analysis (i) that the Company’s Common Stock is very thinly traded, when at all, and (ii) that the time period for measurement of stockholder returns is relatively short. The foregoing should not be taken as an indication of realizable returns on the Company’s Common Stock either now or in the future.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Philosophy and Policy

      The Compensation Committee’s policy is to design executive compensation packages that reward the achievement of both short-term and long-term objectives of the Company. Under this approach, the attainment of yearly growth in operating income and return on assets is compensated through yearly bonuses. Long-term performance of the Company has been rewarded through the grant of stock options under the Option Plan. Such performance-based compensation is in addition to executives’ yearly base salaries, which are determined in a manner intended to be competitive with companies which are similarly situated to the Company.

      The Compensation Committee awards annual bonuses to the officers, along with other key employees, under the Management Incentive Plan primarily based on pre-determined target levels of operating income and return on assets. In determining annual bonuses, if any, in addition to those based on such pre-determined target levels, the Compensation Committee also considers discretionary awards based on outstanding achievement in other areas. For example, the Company has historically considered the contributions made by its executive officers in diversifying the Company’s customer base, attaining major new customers, identifying appropriate acquisition candidates and the consummation of significant financing transactions of the Company.

      Upon the Company’s emergence from the Chapter 11 Cases in October 2000, the Company’s Management Incentive Plan for the benefit of the Company’s key executive officers and certain other management level employees (combining the Senior Management Plan and the Management Incentive Plan that were in effect prior to the Chapter 11 Cases) continued in effect, including the target performance levels established for the 2001 fiscal year. For subsequent periods, including the 2003 and 2004 fiscal years, the Compensation Committee has had and expects to continue a similar form of Management Incentive Plan, but with more emphasis on target performance levels for the Company’s consolidated operating income and return on assets, to promote the achievement of corporate-wide goals.

      The Compensation Committee continues to believe that, since the long-term performance of the Company is reflected in the value of the Company’s Common Stock, the grant of stock options can generally be an appropriate method of compensating executives for the long-term performance of the Company. The Compensation Committee believes that the grant of stock options can be effective to align the interests of the executives with those of the Company’s stockholders. With respect to the grant of stock options granted by the Company to date, the Compensation Committee has determined the recipients and size of the grants consistent with these principles and based on the employee’s performance and position with the Company. The Company has generally utilized vesting periods to encourage executives to continue in the employ of the Company. In light of the thin trading market for the Company’s Common Stock, the Compensation Committee is in the process of evaluating, but has not yet made a final determination concerning, possible alternatives to stock options with respect to a long-term incentive compensation plan for its executive officers and other key management personnel for fiscal 2004 and subsequent years.

      As a result of the Chapter 11 Cases, the Company’s prior stock option and stock appreciation rights plans were dissolved and options and SARs granted thereunder were cancelled. The Company’s current stock option plan, the Option Plan, was adopted and approved in May 2001. In May 2001, the Compensation Committee approved the grant of options to purchase a total of 324,900 shares of Common Stock to the Company’s executive officers under the Option Plan.

      In April 2002, the Compensation Committee approved the grant of options for an additional 97,300 shares of Common Stock to executive officers under the Option Plan. A total of 205,400 shares remain eligible for future grants under the Option Plan. The Board of Directors has the right, subject to requisite stockholder approval, to increase the number of shares of the Company’s Common Stock issuable under the Option Plan.

Compensation of the Chief Executive Officer

      Mr. Corey has served as the Chief Executive Officer of the Company since the Company’s emergence from the Chapter 11 Cases in October 2000 and currently serves pursuant to an employment agreement that became effective as of May 18, 2001. In approving his employment agreement, the Compensation Committee considered, among other things, Mr. Corey’s experience, background, strong performance record and the compensation packages paid to similarly situated chief executive officers. The employment agreement provides for a base salary for the first year of the term of $315,000, subject to annual increase as determined by the Compensation Committee of the Board of Directors (increased to $338,000 in fiscal 2004). In addition to the base salary, the employment agreement provides for an annual incentive bonus under the Company’s Management Incentive Plan or in accordance with a formula or other bonus plan to be established by the Compensation Committee in advance of each fiscal year. Mr. Corey was awarded options to purchase 173,200 shares of Common Stock in May 2001 and options to purchase an additional 46,800 shares of Common Stock in April 2002. See “Executive Compensation – Employment Agreements – Corey Agreements.”

Deductibility of Executive Compensation

      Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly held corporations for compensation over $1,000,000 paid to the Company’s Chief Executive Officer and certain other highly compensated executive officers. Qualifying performance-based compensation will not constitute “applicable employee remuneration” (as defined for purposes of Section 162(m) of the Code) subject to the deduction limit if certain requirements are met. The Compensation Committee’s policy is to attempt to comply with such limitations to the extent practicable. However, the Compensation Committee has also determined that some flexibility is required, notwithstanding these limitations, in negotiating and implementing the Company’s incentive compensation programs. It has, therefore, retained the discretion to award some bonus payments based on non-quantitative criteria or otherwise establish incentive programs outside of the requirements of Section 162(m), in its discretion, from time to time. The Compensation Committee does not believe that the applicable remuneration to be paid to the Chief Executive Officer or such other highly compensated executives for the 2004 fiscal year will exceed the deduction limit set by Section 162(m).

Compensation Committee:
Andy Goldfarb
Ben E. Waide III
Carroll R. Wetzel, Jr.

CERTAIN TRANSACTIONS

      Since the beginning of the Company’s last fiscal year, except as may otherwise be described herein, there were no transactions occurring or relationships that existed between the Company and its officers, directors or 5% stockholders that require disclosure under SEC regulations.

      Information regarding transactions that have occurred since the beginning of the Company’s fiscal year involving Zapata and proposed transactions between the Company and Zapata can be found under the headings “Change in Control of the Company” and “Board of Directors” in this Information Statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      The Company’s executive officers, directors and 10% stockholders are required under the Securities Exchange Act of 1934, as amended, and regulations thereunder, to file reports of ownership and changes in ownership with the SEC. Copies of those reports must also be furnished to the Company. To the Company’s knowledge, based on the Company’s review of the copies of such reports furnished to it during or with respect to its most recently completed fiscal year, each of the Company’s directors and executive officers identified above inadvertently failed to file a Form 5 report for fiscal 2003 reflecting a grant of options by the Company during the year (prior to August 29, 2002), but subsequently reported such transaction on Form 4. To the Company’s knowledge, no Form 4 or Form 5 was filed by Putnam, LLC (and related parties) (“Putnam”) in connection with a sale of shares and its status as a 10% stockholder of the Company, although Putnam has indicated that such filings are not required.